UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Shanda Interactive Entertainment Limited ———————————————————————————————————
(Translation of registrant’s name into English)

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date: September 25, 2009	By:	Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Shanghai, China - September 25, 2009 - Shanda Interactive Entertainment Limited (NASDAQ: SNDA) (“Shanda Interactive”) today announced that the registration statement relating to the initial public offering of American Depositary Shares (“ADSs”) of Shanda Games Limited (“Shanda Games”) (NASDAQ: GAME), an online game developer, operator and publisher in China and its subsidiary, has been declared effective by the United States Securities and Exchange Commission. The ADS was priced at US$12.50 per ADS and will begin trading on the NASDAQ Global Select Market on September 25, 2009 under the symbol “GAME.”